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                     [LETTERHEAD OF U.S. REMODELERS, INC.]


                                 April 1, 1999


VIA EDGAR; FACSIMILE AND FEDERAL EXPRESS

John Reynolds, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  U.S. Remodelers, Inc.
          Request to Withdraw Registration Statement on Forms S-1, as amended. File No. 333-65029

Dear Mr. Reynolds:

     U.S. Remodelers, Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, as amended (File No. 33-65029) (the "Registration Statement"), originally filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") on September 30, 1998. This application has been filed as there was less investor interest than required to successfully complete the offering as described in the Registration Statement. In addition, while the Company and its underwriters circulated preliminary prospectuses in connection with the proposed offering of the securities identified therein and the Registration Statement was declared effective by the Commission, no securities were sold pursuant to the Registration Statement.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph(a) of Rule 477 of the Act.

        Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

     If you have any questions regarding this request for withdrawal, please contact Charles D. Maguire, of Jackson Walker, L.L.P., counsel for the Company, at (214) 953-5850.



                                           Sincerely,

                                           U.S. REMODELERS, INC.


                                           By:  /s/ MURRAY H. GROSS
                                               ---------------------------------
                                           Murray H. Gross
                                           President and Chief Executive Officer


cc:  Charles D. Maguire